UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912—Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is incorporated by reference in the Registration Statement on Form F-3/A of Petróleo Brasileiro S.A. — Petrobras (No. 333-229096-01) and Petrobras Global Finance B.V. – PGF (No. 333-229096) and its accompanying prospectus supplement dated as of May 27, 2020.

Exhibit 4.1 - Guaranty for 2031 Notes

Exhibit 4.2 - Second Supplemental Indenture

Exhibit 4.3 - Form of 5.600% Global Notes due 2031 (included in Exhibit 4.2)

Exhibit 4.4 - Guaranty for 2050 Notes

Exhibit 4.5 - Third Supplemental Indenture

Exhibit 4.6 - Form of 6.750% Global Notes due 2050 (included in Exhibit 4.5)

Exhibit 5.1 - Opinion of internal counsel to Petrobras

Exhibit 5.2 - Opinion of Cleary Gottlieb Steen & Hamilton LLP, U.S. counsel to PGF and Petrobras

Exhibit 5.3 - Opinion of NautaDutilh N.V., Dutch counsel to PGF

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

By:	/s/ Larry Carris Cardoso
Name:	Larry Carris Cardoso
Title:	Loans and Financing Administration General Manager

By:	/s/ Tomaz Andres Barbosa
Name:	Tomaz Andres Barbosa
Title:	Financial Analysis and Insurance General Manager

Date: June 3, 2020